Vyrex Corporation

21615 North 2nd Avenue

Phoenix, Arizona 85027

September 22, 2008

VIA EDGAR

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vyrex Corporation (the “Company”)
Form 10-KSB for the year ended December 31, 2007
Form 10-Q for the quarter ended March 31, 2008
Form 10-Q for the quarter ended June 30, 2008
File No. 0-27866

Dear Mr. Vaughn:

The following constitutes the comments made in your letter dated August 20, 2008 and the Company’s response to each of the comments, in the order set forth in that letter:

Form 10-KSB for the Year Ended December 31, 2007

1. We note your response to prior comments 1, 3 and 4. Please tell us when you plan to file the amended Forms 10-KSB and 10-Q.

Attached to this letter are our draft amended Forms 10-KSB and 10-Q for your review. We intend to file these amendments promptly following your review.

Form 10-Q as of March 31, 2008

2. We note your response to prior comment 4. We further note that you plan to restate the financial statements originally presented in that Form 10-Q. Please note the requirements of Item 4.02 of Form 8-K. Please file the appropriate Form 8-K, or tell us why you believe you have complied with the requirements of Item 4.02 of Form 8-K.

We filed the appropriate Form 8-K in accordance with Item 4.02 of Form 8-K with the Commission on August 25, 2008.

Mr. Kevin L. Vaughn

September 22, 2008

Form 10-Q as of June 30, 2008

3. Please reconcile the amounts shown as deficit accumulated during the development stage of $13,859,039 shown on your balance sheet with your net loss since inception of $477,768 shown on the income statement. In this regard, please confirm that in connection with the recapitalization you eliminated the additional paid-in capital and retained earnings of the accounting target (Vyrex).

There is no reconciliation of the $13,859,039 originally reported on our financial statements. Rather, this amount has been adjusted to eliminate the deficit accumulated during the development stage of Vyrex Corporation, as Vyrex Corporation is no longer the reporting entity.

4. In order to help an investor better understand the changes in your capitalization that took place in connection with the merger on February 11, 2008, please revise future filings to provide a rollforward of your stockholders’ equity from December 31, 2007 showing the adjustments that you recorded to reflect the recapitalization in February 2008. Please also provide us with this rollforward.

We agree with the Staff’s comments regarding revising future filings to provide a rollforward of our stockholders’ equity. Our amended Forms 10-Q will include a rollforward of our stockholders’ equity from December 31, 2007, showing the adjustments that we recorded to reflect the recapitalization in February 2008. The draft Forms 10-Q are attached for your review.

* * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments. We look forward to receiving your comments on the attached proposed amendments to the Form 10-KSB and Form 10-Qs.

Mr. Kevin L. Vaughn

September 22, 2008

Should you have any additional questions or comments, please do not hesitate to contact the undersigned or our company counsel Robert Macaulay at (305) 530-4026. Thank you for your assistance.

Sincerely yours,

/s/ George Konrad
George Konrad President

DRAFT September 18, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-KSB/A

(Amendment No. 1)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file number: 000-27866

Vyrex Corporation

(Name of small business issuer as specified in its charter)

Delaware	88-0271109
(State or other jurisdiction of corporation or organization)	(IRS Employer Identification No.)

21615 N. 2nd Avenue, Phoenix, Arizona

(Address of principal executive offices)

(623) 780-3321

(Issuer’s telephone number including area code)

Securities registered pursuant to Section 12(b) of the Act:	None

Securities registered pursuant to Section 12(g) of the Act:	Common Stock, Par Value $.0001 Warrants
(Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒    No  ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K SB or any amendment to this Form 10-K SB.  ☐

Check if the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

☐	Large accelerated filer	☐	Accelerated filer
☐	Non-accelerated filer	☒	Smaller reporting company

Indicate by check mark whether the issuer is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐    No  ☒

State issuer’s revenues for its most recent year: $25,500

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and ask prices of such stock equity, as of June 29, 2007, the last business day of the issuer’s most recently completed second fiscal quarter: $96,315.

As of March 31, 2008, the issuer had 25,882,878 shares of common stock outstanding.

Explanatory Note

The purpose of this Amendment No. 1 on Form 10-K/A is to respond to comments received from the U.S. Securities and Exchange Commission’s Division of Corporation Finance in its letters dated July 17, 2008 and August 20, 2008 regarding our previously filed Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the U.S. Securities and Exchange Commission on March 31, 2008 (“Original Form 10-K”). This amendment amends the following:

•

Item 8A (Controls and Procedures) has been amended to include disclosure regarding the conclusions of our principal executive and principal financial officers regarding the effectiveness of our disclosure controls and procedures as of December 31, 2007 as required by Item 307 of Regulation S-B.

•	The Report of Independent Registered Public Accounting Firm has been amended to cover only the Company’s financial statements as of and for the years ended December 31, 2007 and 2006.

•	The financial statements have been amended to indicate that the financial information from prior to 2006 is unaudited.

•	The certifications filed as Exhibits 31.1 and 31.2 to the Original Form 10-K have been revised to conform to the exact wording required by Item 601(b)(31) of Regulation S-B.

There are no changes to the Original Form 10-K other than those outlined above. Except as required to reflect the changes noted above, this Amendment No. 1 on Form 10-K/A does not attempt to modify or update any other disclosures set forth in our Original Form 10-K. Furthermore, this Amendment No. 1 on Form 10-K/A does not purport to provide a general update or discussion of any other developments of the Company subsequent to the filing of the Original Form 10-K.

PART I

ITEM 8A.	CONTROLS AND PROCEDURES.

As of the end of the period covered by this report, the Company has carried out an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and President, of the effectiveness of the design and operation of its disclosure controls and procedures as defined in Rules 13a-15(e) and 15d- 15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and President concluded that, at December 31, 2007, the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were effective in ensuring that information required to be disclosed in the reports the Company files and submits under the Exchange Act are recorded, processed, summarized and reported as and when required.

Management’s Annual Report on Internal Control Over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of financial statements.

All internal controls over financial reporting, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding of controls. Therefore, even effective internal control over financial reporting can provide only reasonable, and not absolute, assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal controls over financial reporting may vary over time. Because of its inherent limitations, internal controls over financial reporting may also fail to prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives.

Our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this evaluation, our management concluded that, as of December 31, 2007, our internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting.

There have been no changes in internal control over financial reporting.

Vyrex Corporation

Annual Report on Form 10-KSB/A

Year Ended December 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee, Board of Directors and Stockholders of Vyrex Corporation

We have audited the accompanying balance sheets of Vyrex Corporation (a development stage enterprise) as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholders’ equity (deficiency), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vyrex Corporation (a development stage enterprise) as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses, has a working capital deficiency and a net capital deficiency. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

/s/ Berenfeld Spritzer Shechter & Sheer, LLP
Certified Public Accountants and Advisors Coral Gables, Florida March 28, 2008

Vyrex Corporation

(a development stage enterprise)

Balance Sheets

For the years ended December 31, 2007 and 2006

	December 31
	2007	2006
Assets
Current assets:
Cash	$4,125	$3,721
Accounts receivable	5,736	5,265

Total assets	$9,861	$8,986

Liabilities and stockholders’ deficiency
Current liabilities:
Accounts payable	$200,609	$126,158
Accrued liabilities and accrued vacation	85,372	63,995
Accrued payroll	20,637	20,637
Notes payable	200,000	217,000

Total liabilities	506,618	427,790

Commitments and contingencies
Stockholders’ deficiency:
Preferred stock, $.0001 par value; 50,000,000 shares authorized; none issued	—	—
Common stock, $.0001 par value; 200,000,000 shares authorized; 1,019,144 issued and outstanding	102	102
Additional paid-in capital	13,129,473	13,114,487
Deficit accumulated during the development stage	(13,626,332)	(13,533,393)

Total stockholders’ deficiency	(496,757)	(418,804)

Total liabilities and stockholders’ deficiency	$9,861	$8,986

The accompanying notes are an integral part of these financial statements.

Vyrex Corporation

(a development stage enterprise)

Statements of Operations

For the years ended December 31, 2007 and 2006 and for the period from January 2, 1991 (Date of Inception) through December 31, 2007 (Unaudited)

	Years ended December 31,		Cumulative from Inception through December 31, 2007 (Unaudited)
	2007	2006
Licensing and royalty revenue	$25,465	$43,465	$922,129

Operating expenses:
Research and development	7,500	7,525	6,493,778
Marketing and selling			438,664
General and administrative	74,497	121,995	6,525,162
Loss on disposal of fixed assets			13,664

Total operating expenses	81,997	129,520	13,471,268

Loss from operations	(56,532)	(86,055)	(12,549,139)

Other income (expense):
Interest income		332	476,376
Other income			4,434
Gain on sale of investment in available-for-sale securities		13,878	13,878
Interest expense	(36,407)	(21,040)	(221,981)
Charge from issuance of stock options for bridge financing			(1,349,900)

Total other expense	(36,407)	(6,830)	(1,077,193)

Net loss	$(92,939)	$(92,885)	$(13,626,332)

Net loss per share – basic and diluted	$(0.09)	$(0.09)

Weighted-average common shares outstanding – basic and diluted	1,019,144	1,019,144

The accompanying notes are an integral part of these financial statements.

Vyrex Corporation

(a development stage enterprise)

Statements of Changes in Stockholders’ Equity (Deficiency)

For the Period from January 2, 1991 (Inception)

through December 31, 2007

	Common Stock		Additional paid-in capital	Accumulated other comprehensive income	Deficit accumulated during the development stage	Total stockholders’ equity (deficiency)
	Shares	Amount
Issuance (at $.02 per share) for acquisition of technology retroactively reduced for 18,000 shares returned and retired on October 1, 1995	402,000	$40	$6,660	$—	$—	$6,700
Issuance (at $.02 per share) for cash	60,000	6	994	—		1,000
Issuance (at $8.33 per share) for cash	96,000	10	799,990	—	—	800,000
Issuance as compensation (at $8.33 per share)	3,900	—	32,500	—	—	32,500
Issuance (at $16.67 per share) upon conversion of note payable	12,000	2	199,998	—	—	200,000
Issuance (at $25.00 per share) for cash, net of issuance costs of $4,086	3,960	—	94,914	—	—	94,914
Net loss	—	—	—	—	(1,085,932)	(1,085,932)

Balance at December 31, 1993 (unaudited)	577,860	58	1,135,056	—	(1,085,932)	49,182
Issuance (at $25.00 per share) for cash, net of issuance costs of $21,000	11,880	1	275,999	—	—	276,000
Issuance (at $25.00 per share) in lieu of finder’s fee	840	—	21,000	—	—	21,000
Issuance (at $25.00 per share) in lieu of finder’s fee	600	—	15,000	—	—	15,000
Issuance (at $25.00 per share) for cash, net of issuance costs of $41,844	2998	—	33,126	—	—	33,126
Net loss	—	—	—	—	(467,683)	(467,683)

Balance at December 31, 1994 (unaudited)	594,178	59	1,480,181	—	(1,553,615)	(73,375)
Issuance (at $25.00 per share) for cash, net of issuance costs of $46,976	17,993	2	402,842	—	—	402,844
Issuance (at $25.00 per share) in settlement of account payable	725	—	18,123	—	—	18,123
Issuance (at par value) as compensation for services related to prior issuances of common stock	9,960	1	(1)	—	—	—
Issuance (at $25.00 per share) as compensation for services related to offering	1,600	—	40,002	—	—	40,002
Issuance (at $25.00 per share) of options for 54,000 shares as compensation for arranging bridge financing	—	—	1,349,900	—	—	1,349,900
Net loss	—	—	—	—	(1,854,584)	(1,854,584)

Balance at December 31, 1995 (unaudited)	624,456	62	3,291,047	—	(3,408,199)	(117,090)
Proceeds from initial public offering (at $54.17 per unit), net of issuance costs of $1,135,453	126,852	13	5,735,664	—	—	5,735,677
Sale of option to purchase 36,000 shares (at $25.00 per share)	—	—	50,000	—	—	50,000
Exercise of stock options (at $25.00 per share) for cash	36,000	4	899,996	—	—	900,000

Vyrex Corporation

(a development stage enterprise)

Statements of Changes in Stockholders’ Equity (Deficiency)

For the Period from January 2, 1991 (Inception)

through December 31, 2007

	Common Stock		Additional paid-in capital	Accumulated other comprehensive income	Deficit accumulated during the development stage	Total stockholders’ equity (deficiency)
	Shares	Amount
Conversion of notes payable and related accrued interest (at $25.00 per share)	10,322	1	258,044	—	—	258,045
Exercise of stock options (at $.0019 per share) for cash	54,000	5	95	—	—	100
Issuance of units as compensation for legal services (at $37.92 per share)	2,915	—	110,529	—	—	110,529
Net loss	—	—	—	—	(1,820,614)	(1,820,614)

Balance at December 31, 1996 (unaudited)	854,545	85	10,345,375	—	(5,228,813)	5,116,647
Exercise of warrants, 24 shares at $66.67 per share	24	—	1,600	—	—	1,600
Warrants issued in conjunction with debenture offering	—	—	62,220	—	—	62,220
Net loss	—	—	—	—	(3,295,840)	(3,295,840)

Balance at December 31, 1997 (unaudited)	854,569	85	10,409,195	—	(8,524,653)	1,884,627
Issuance of stock as partial consideration for placement of debentures	960	—	50,000	—	—	50,000
Issuance of stock on conversion of debentures	27,267	3	807,638	—	—	807,641
Issuance of shares upon cashless exercise of stock options	8,019	1	396,579	—	—	396,580
Issuance of 45,000 stock options for services	—	—	87,000	—	—	87,000
Net loss	—	—	—	—	(3,388,412)	(3,388,412)

Balance at December 31, 1998 (unaudited)	890,815	89	11,750,412	—	(11,913,065)	(162,564)
Issuance (at $2.83 per share) for cash	14,329	1	40,599	—	—	40,600
Issuance of 5,640 stock options for services	—	—	6,580	—	—	6,580
Issuance of 30,000 warrants for services	—	—	30,500	—	—	30,500
Net loss	—	—		—	(788,548)	(788,548)

Balance at December 31, 1999 (unaudited)	905,144	90	11,828,091	—	(12,701,613)	(873,432)
Forgiveness of accrued compensation	—	—	422,559	—	—	422,559
Issuance (at $7.50 per share) for cash	36,000	4	269,996	—	—	270,000
Exercise of stock options (at $.83 per share) for cash	30,000	3	24,997	—	—	25,000
Exercise of warrants (at $.83 per share) for cash	12,000	1	9,999	—	—	10,000
Issuance (at $8.33 per share) for cash	18,000	2	149,998	—	—	150,000
Reduction of exercise price for options and warrants			148,000	—	—	148,000
Net loss				—	(335,487)	(335,487)

Balance at December 31, 2000 (unaudited)	1,001,144	100	12,853,640	—	(13,037,100)	(183,360)
Issuance of 6,000 stock options for services	—	—	18,500	—	—	18,500
Issuance of 24,000 warrants for services	—	—	50,000	—	—	50,000
Net loss	—	—	—	—	(202,185)	(202,185)

Balance at December 31, 2001 (unaudited)	1,001,144	100	12,922,140	—	(13,239,285)	(317,045)

Vyrex Corporation

(a development stage enterprise)

Statement of Stockholders’ Equity (Deficiency)

For the Period from January 2, 1991 (Inception)

through December 31, 2007

	Common Stock		Additional paid-in capital	Accumulated other comprehensive income	Deficit accumulated during the development stage	Total stockholders’ equity (deficiency)
	Shares	Amount
Balance at December 31, 2001 (unaudited)	1,001,144	$100	$12,922,140		$(13,239,285)	$(317,045)
Modification of stock options			2,000			2,000
Issuance of stock upon exercise of warrants at $.83 per share	18,000	2	14,998			15,000
Forgiveness of accrued compensation			140,978			140,978
Issuance of 2,400 warrants for services			2,000			2,000
Issuance of 600 warrants for services			300			300
Net loss					(3,763)	(3,763)

Balance at December 31, 2002 (unaudited)	1,019,144	102	13,082,416		(13,243,048)	(160,530)
Issuance of 12,000 warrants in connection with debt issuance			6,000			6,000
Net loss					(90,540)	(90,540)

Balance at December 31, 2003 (unaudited)	1,019,144	102	13,088,416		(13,333,588)	(245,070)
Forgiveness of accrued compensation			26,071			26,071
Net loss					(37,800)	(37,800)
Effect of change in fair value of available-for-sale securities				$12,231		12,231

Comprehensive loss						(25,569)

Balance at December 31, 2004 (unaudited)	1,019,144	102	13,114,487	12,231	(13,371,388)	(244,568)
Net loss					(69,120)	(69,120)
Effect of change in fair value of available-for-sale securities				3,515		3,515

Comprehensive loss						(65,605)

Balance at December 31, 2005 (unaudited)	1,019,144	$102	$13,114,487	$15,746	$(13,440,508)	$(310,173)
Net loss					(92,885)	(92,885)
Effect of securities sold Dec 2006				(15,746)		(15,746)
Comprehensive loss						(108,631)

Balance at December 31, 2006	1,019,144	$102	$13,114,487	$—	$(13,533,393)	$(418,804)

Net loss					(92,939)	(92,939)

Issuance of 25,000 warrants in connection with debt issuance			14,986			$14,986

Balance at December 31, 2007	1,019,144	$102	$13,129,473	$—	$(13,626,332)	$(496,757)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Vyrex Corporation

(a development stage enterprise)

Statements of Cash Flows

For the years ended December 31, 2007 and 2006 and for the period from January 2, 1991 (Date of Inception) through December 31, 2007 (Unaudited)

	Years ended December 31,		Cumulative from Inception to December 31, 2007 (unaudited)
	2007	2006
Operating activities
Net loss	$(92,939)	$(92,885)	$(13,626,332)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation, amortization and impairment charges			336,329
Accretion of debt discount	14,986		20,986
Interest receivable			3,506
Loss on disposal of fixed assets			13,664
Issuance of compensatory notes, stock, stock options and warrants			2,302,512
Gain on sale of available-for-sale securities		(13,878)	(13,878)
Other income			(4,434)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(471)	17,235	94,264
Accounts payable and accrued liabilities	95,828	55,688	805,272

Net cash provided by (used in) operating activities	17,404	(33,840)	(10,068,111)

Investing activities
Sale of available-for-sale securities		18,311	18,311
Purchase of short-term investments			(8,440,442)
Sale of short-term investments			8,467,931
Purchases of fixed assets			(209,595)
Proceeds on sale of fixed assets			10,000
Patent, trademark and copyright costs			(133,519)
Other assets, including notes receivable from related parties			(4,202)

Net cash provided by (used in) investing activities		18,311	(291,516)

Financing activities
Net proceeds from issuance of common stock			7,889,808
Exercise of stock options and sale of options			975,100
Exercise of warrants			25,000
Proceeds from short-term loan			875,230
Proceeds from notes payable		17,000	808,114
Repayment of notes payable	(17,000)		(209,500)
Advances from potential investors			100,000
Repayment of advances			(100,000)

Net cash provided by (used in) financing activities	(17,000)	17,000	10,363,752

Net increase in cash and cash equivalents	404	1,471	4,125
Cash and cash equivalents, beginning of period	3,721	2,250	—

Cash and cash equivalents, end of period	$4,125	$3,721	$4,125

Supplemental cash flow information
Forgiveness of debt			$589,608
Conversion of notes payable and related accrued interest			$258,045
Issuance of stock as consideration for conversion of debentures			$857,641
Issuance of stock upon cashless exercise of stock options			$396,580
Warrants issued in connection with convertible debentures and notes payable			$68,220

The accompanying notes are an integral part of these financial statements.

Vyrex Corporation

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

Note 1 - BASIS OF PRESENTATION AND THE COMPANY

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which contemplate continuation of Vyrex Corporation (the “Company”) as a going concern and the realization of the Company’s assets and the satisfaction of its liabilities in the normal course of business. As of December 31, 2007, the Company has an accumulated deficit of $13,626,332 and stockholders’ deficiency of $496,757. Due to the Company’s recurring losses and stockholders’ deficiency, there can be no assurance that the Company will be able to obtain additional operating capital, which may impact the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the potential inability of the Company to continue as a going concern.

The Company’s principal activities during 2007 involved seeking a merger partner for its public shell. The sought-after Merger occurred in February 2008. See Note 8 – “Subsequent Event.” The Company’s activities, both during its biotech phase and since the Merger, have not generated any significant revenues; accordingly, the Company has been in the development stage since its inception. Successful completion of the Company’s development program and its transition, ultimately, to attaining profitable operations is dependent upon obtaining additional financing adequate to fulfill its research and development activities, and achieving a level of revenue adequate to support the Company’s cost structure. There can be no assurance that the Company will be successful in these areas. To supplement its existing resources, the Company will require additional capital through the sale of debt or equity. There can be no assurance that such capital will be available on favorable terms, or at all, and if additional funds are raised by issuing equity securities, dilution to existing stockholders is likely to result.

The Company

The Company was incorporated in Nevada on January 2, 1991. Its initial biotech operations ceased in all material respects in October 2005. Since the February 2008 Merger, the Company’s primary focus has been to develop, commercialize and market the proprietary PowerVerde renewable energy power systems.

In October 2005, the Company reincorporated its domicile from Nevada to Delaware. The new Delaware Company had an authorized capitalization of 250,000,000 shares of capital stock, consisting of 200,000,000 shares of common stock, $0.0001 par value per share, and 50,000,000 shares of preferred stock, $0.0001 par value per share. Pursuant to the reincorporation merger agreement, the Delaware Company issued 12/100th of a share of common stock of the Delaware Company for each share of common stock of the Company outstanding as of the date of the merger, and the Delaware Company was the surviving corporation of the merger with the same board members as the Company.

As a result of the reincorporation transaction, the Company increased its authorized capital stock from 60,000,000 (50,000,000 of common stock and 10,000,000 of preferred stock) to 250,000,000 (200,000,000 of common stock and 50,000,000 of preferred stock), and the par value of the Company’s capital stock changed from $0.001 per share to $0.0001 per share.

The Company cannot assure that its current cash reserves and other resources will fund the business through at least December 31, 2008. The Company cannot assure that it will be able to continue the business through December 31, 2008 unless additional funds are received.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Stock Options and Warrants

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards 123 (revised 2004), ‘Share-Based Payments: (SFAS 123(R)’). The Company adopted SFAS 123(R) using the modified prospective basis. Under this method, compensation costs recognized beginning January 1, 2006 included in costs related to 1) all share-based payments granted prior to but not yet vested as of January 1, 2006, based on previously estimated grant-date fair values, and 2) all share-based payments granted subsequent to December 31, 2005 based on the grant-date fair value estimated in accordance with the provisions of SFAS 123 (R). The Company has used the Black-Scholes option pricing model to estimate the fair value of stock options granted subsequent to the date of adoption of SFAS 123(R).Options and warrants granted to consultants and other non-employees are valued based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable, and expensed over the term of the consulting or other agreements.

Revenue Recognition

Licensing and royalty revenue from royalty agreements is recognized in accordance with the terms of the specific agreement, which generally includes a quarterly minimum payment by the licensee.

Income Taxes

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Accounting for Uncertainty in Income Taxes

We adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109” (“FIN 48”), on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement 109, “Accounting for Income Taxes”, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Based on our evaluation, we have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. Our evaluation was performed for the tax years ended December 31, 2004, 2005 and 2006, the tax years which remain subject to examination by major tax jurisdictions as of December 31, 2007.

We may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to our financial results. In the event we have received an assessment for interest and/or penalties, it has been classified in the financial statements as selling, general and administrative expense.

Net Loss Per Share

Basic net loss per share is computed using the weighted-average number of common shares outstanding during the periods presented. Diluted earnings per share have not been presented because the assumed conversion of convertible notes payable and the exercise of the Company’s outstanding options and warrants would have been antidilutive. Options and warrants will have a dilutive effect only when the average market price of the common stock during the period exceeds the exercise price of the options or warrants. The number of shares potentially issuable at December 31, 2007 and 2006 upon the conversion or exercise that were not included in the computation of net loss per share totaled 264,275 and 276,875, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recent Accounting Developments

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R replaces SFAS 141 and establishes principles and requirements for how an acquirer recognizes and measures its financial statements in the identifiable assets acquired, including goodwill, the liabilities assumed and any non-controlling interest in the acquiree. SFAS 141R also establishes disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This statement is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact the adoption of SFAS 141R will have on our financial position and results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This standard is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact the adoption of SFAS 160 will have on our financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities . SFAS No. 159 permits entities to choose to measure eligible financial instruments at fair value. The unrealized gains and losses on items for which the fair value option has been elected should be reported in earnings. The decision to elect the fair value options is determined on an instrument by instrument basis, it should be applied to an entire instrument, and it is irrevocable. Assets and liabilities measured at fair value pursuant to the fair value option should be reported separately in the balance sheet from those instruments measured using another measurement attribute. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company is currently analyzing the potential impact of adoption of SFAS No. 159 to its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements , (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not anticipate that adoption of this standard will have a material impact on its financial statements.

Note 3 - WARRANTS

Activity with respect to warrants for the purchase of the Company’s common stock is summarized as follows:

	Warrants Outstanding	Exercise Price	Weighted Average Exercise Price
Balance at January 1,2006	12,000	$0.92	$0.92
Issued in 2006	25,000	$0.87	$0.87
Balance at December 31, 2006	37,000	$0.87 - $0.92	$0.89
Balance at December 31, 2007	25,000	$0.87	$0.87

The 12,000 warrants issued prior to January 1, 2006 expired in 2007. The 25,000 warrants outstanding at December 31, 2007 will expire in October 2009.

Note 4 - CONCENTRATION OF CREDIT RISK

Concentrations of credit risk with respect to accounts receivable are significant due to the Company only having one customer, although the payment terms are generally short. No write-offs have been initiated during the course of the contract.

Note 5 - INCOME TAXES

At December 31, 2007, the Company had net operating loss carryforwards available to reduce future taxable income, if any, of approximately $16,285,911 and $3,969,755 for Federal and California income tax purposes, respectively; however, $3,313,914 of the net operating loss carryforwards for California expired in 2007. The Federal net operating loss begins to expire in 2011. The difference between the Federal and California tax loss carryforwards is primarily related to the expiration of California loss carryforwards. At December 31, 2007, the Company also had research and development credit carryforwards of approximately $486,000 and $250,000 for Federal and state income tax reporting purposes, respectively. Pursuant to Internal Revenue Code Sections 382 and 383, use of the Company’s net operating loss and credit carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three year period.

Temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes (the loss and tax credit carryforwards described above) give rise to the Company’s deferred income taxes. The components of the Company’s deferred tax assets as of December 31, 2007 and 2006 are as follows:

	2007	2006
Net operating loss carryforwards	$5,888,000	$6,134,000
Research and development credit carryforwards	736,000	736,000
Other	27,000	30,000

	6,651,000	6,900,000
Valuation allowance	(6,651,000)	(6,900,000)

	$—	$—

As the ultimate realization of the potential benefits of the Company’s net operating loss carryforwards is considered unlikely by management, the Company has offset the deferred tax assets attributable to those potential benefits through valuation allowances in 2007 and 2006 and, accordingly, the Company did not recognize any benefit from income taxes in the accompanying statements of operations to offset its pre-tax losses. The valuation allowance decreased by $249,000 as a result of the expiration of a portion of the net operating loss carryforwards.

Note 6 - STOCK OPTION PLAN

The Company’s 1993 Stock Option Plan (the “Plan”) was adopted by the Board of Directors in February 1994. Pursuant to the Plan, the Company may grant both incentive stock options and nonqualified stock options. Incentive stock options may be granted only to employees, while consultants, employees, officers and directors are eligible for the grant of nonqualified options. The total number of shares of common stock of the Company reserved and available for grant under the Plan is 465,000 shares.

The maximum term of stock options granted under the Plan is ten years, but if the optionee at the time of the grant has voting power over more than 10% of the Company’s outstanding capital stock, the maximum term is five years. The exercise price of incentive stock options granted under the Plan must be at least equal to the fair market value of such shares on the date of grant. The exercise price of nonqualified stock options granted under the Plan must be at least 85%, or 110% with respect to holders of 10% of the voting power of the Company’s outstanding capital stock, of the fair market value of the stock subject to the option on the date of the grant. At December 31, 2007, a total of 264,275 stock options are exercisable.

Activity with respect to the stock option plan is summarized as follows:

	Stock Options Outstanding	Option Exercise Price	Weighted- Average Exercise Price
Balance at January 1, 2006	311,471		$11.04
Expired	(34,596)	$3.39 - $62.50	$3.39 - $62.50
Balance at December 31, 2006	276,875		$10.73
Expired	(12,600)	$2.85 -$49.38	$3.39 - $62.50

Balance at December 31, 2007	264,275		$9.40

Shares available for grant at December 31, 2007	200,725

The following is a further breakdown of the options outstanding as of December 31, 2007:

Range of Exercise Prices	Outstanding Options	Weighted- Average Remaining Life in Years	Weighted- Average Exercise Price	Options Exercisable	Weighted- Average Exercise Price of Options Exercisable
$0.83 -$4.67	216,000	3.83	$2.86	216,000	$2.86
$25.00	21,000	2.32	25.00	21,000	25.00
$47.92 - $50.00	27,275	1.17	49.16	27,275	49.16

	264,275	3.44	9.40	264,275	9.40

Note 7- NOTES PAYABLE AND RELATED CONVERSION AND STOCK OPTIONS

At December 31, 2007, the Company had an outstanding note payable with a principal balance of $200,000 which bore interest at an annual rate of 10%. The note was collateralized by substantially all of the assets of the Company and was due on March 10, 2006. The investor had the option to convert the principal amount into Vyrex common shares at a price of $2.08 during the first year, $4.17 the second year and $6.25 the third year. Further in connection with the Promissory Note, the investor was issued warrants, exercisable within three years from the date of issuance, entitling the investor to purchase 12,000 Vyrex common shares at an exercise price of $0.917 per share. The Company determined the fair market value of these warrants were $0.50 per warrant utilizing the Black-Scholes option pricing model. The $6,000 was treated as a discount to the note and was accreted over the term of the loan. As further consideration for the loan, the Company agreed to amend the strike price terms of the right to convert the principal amount of the Promissory Note into Vyrex common shares from $4.17 to $2.08 the second year and from $6.25 to $4.17 the third year. In March of 2006 the private investor agreed to extend the note an additional six months to September 2006. The right to convert the principal amount into Vyrex Common Shares at a strike price of $4.17 in the third year was extended to September of 2006. In September of 2006, the private investor agreed to extend the note to March 2007. The right to convert the principal amount into Vyrex Corporation common shares at a strike price of $2.917 per share in the third year was extended to March 2007. The private investor was issued a warrant exercisable within three (3) years from the date of issuance entitling the Lender to purchase Vyrex Corporation common shares in the amount of twelve thousand (12,000) shares at an exercise price of $0.92 per share. Interest on the unpaid balance continued to accrue at the rate of 10% per year. In March of 2007, the private investor agreed to extend the maturity date of the note until June of 2007. The right to convert the principal amount into Vyrex Corporation common shares at a strike price of $2.917 per share in the third year was extended to June 2007. In July 2007 the private investor agreed to extend the maturity date of the principal sum of $200,000 to September 2007. The private investor had again agreed to extend the maturity date of the note together with all accrued interest from September 30, 2007 to March 31, 2008. The $200,000 note was paid in full pursuant to the issuance of 250,000 shares of the Company’s common stock immediately prior to the Merger.

During October 2006, the Company obtained a note from a private investor group to loan the Company $17,000. The note along with the accrued interest was due and payable at the time of Vyrex Corporation receipt of funds from a merger or acquisition or no later than one year from the date of the note. The note bears a rate of 10% interest per year. Further in connection with the Promissory Note warrants were issued in the total amount of 25,000, split equally between the partners, exercisable within three years from the date of issuance at an exercise price per share of $0.87. The Company determined the fair value of these warrants to be $14,986 ($0.60 per warrant) utilizing the Black-Scholes option pricing model. The warrants were recorded as an increase to additional paid-in-capital with a corresponding discount to the note payable to be accreted over the term of the loan. The note was paid in full during the fourth quarter 2007.

Note 8 - SUBSEQUENT EVENT

On February 11, 2008, Vyrex Corporation (“Vyrex” or the “Company”), PowerVerde, Inc. (“PowerVerde”) and Vyrex Acquisition Corporation (“VAC”), a wholly-owned subsidiary of Vyrex, all Delaware corporations, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, on February 12, 2008, VAC merged with and into PowerVerde, with PowerVerde remaining as the surviving corporation and a wholly-owned subsidiary of Vyrex (the “Merger”). As consideration for the Merger, as of the closing of the Merger, each issued and outstanding share of common stock of PowerVerde was converted into the right to receive 1.2053301 shares of the common stock of Vyrex and each share of VAC was converted into one share of PowerVerde common stock. As a result of the Merger, the former shareholders of PowerVerde hold 95% of the common stock of Vyrex. Pursuant to the Merger Agreement, PowerVerde paid $233,000 in accounts payable and other liabilities owed by Vyrex.

In addition, immediately prior to execution of the Merger Agreement, Vyrex paid a $200,000 promissory note through issuance of 250,000 shares of common stock and issued an additional 25,000 shares of common stock as payment for certain consulting and administrative services.

In connection with the Merger, all of the Company’s officers and directors resigned, and the following individuals were appointed to their respective positions set forth beside their names below:

Name	Title
George Konrad	President, Treasurer and Director
Fred Barker	Vice President, Secretary and Director
Richard H. Davis	Director

The merger transaction will be accounted for as a recapitalization of Vyrex and the financial statements just subsequent to the merger transaction will consist of the historical balance sheet of both companies, the historical results of operations of Vyrex, and the operations of the legal parent, PowerVerde.

EXHIBIT 31.1

CERTIFICATION PURSUANT TO

18 USC, SECTION 1350, AS ADOPTED PURSUANT TO

SECTIONS 302 AND 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Vyrex Corporation (the “Company”) on Form 10-KSB for the period ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, George Konrad, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	I have reviewed the report;

(2)	Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report:

(3)	Based on my knowledge, the financial statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in the Report:

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	I have disclosed, based on my most recent evaluation on internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 31, 2008

/s/ George Konrad	/s/ George Konrad
George Konrad, President	George Konrad, Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO

18 USC, SECTION 1350, AS ADOPTED PURSUANT TO

SECTIONS 302 AND 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Vyrex Corporation (the “Company”) on Form 10-KSB for the period ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, George Konrad, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	I have reviewed the report;

(2)	Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report:

(3)	Based on my knowledge, the financial statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in the Report:

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	I have disclosed, based on my most recent evaluation on internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 31, 2008

/s/ George Konrad	/s/ George Konrad
George Konrad, President	George Konrad, Chief Financial Officer

DRAFT September 18, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 10-Q/A

(Amendment No. 1)

☒	Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Quarterly Period ended March 31, 2008

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 000-27866

VYREX CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	88-0271109
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

21615 N. 2nd Avenue, Phoenix, Arizona 85027

(Address of principal executive offices)

(623) 780-3321

(Registrant’s telephone number including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

☐	Large accelerated filer	☐	Accelerated filer
☐	Non-accelerated filer	☒	Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date: As of May 15, 2008, the issuer had 25,882,878 shares of common stock outstanding.

Transitional Small Business Disclosure Format

Yes  ☐        No  ☒

Explanatory Note

The purpose of this Amendment No. 1 on Form 10-Q/A is to respond to comments received from the U.S. Securities and Exchange Commission’s Division of Corporation Finance in two letters dated July 17, 2008 and August 20, 2008 regarding our previously filed Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the U.S. Securities and Exchange Commission on May 20, 2008 (“Original Form 10-Q”). This amendment amends the following:

•

The financial statements and notes to unaudited condensed consolidated financial statements have been revised to reflect the merger transaction between Vyrex Corporation and PowerVerde, Inc. to be a capital transaction in substance, rather than a business combination. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization of the private company. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangibles are recorded. In addition, as a result, the only historical financial statements presented for the registrant in periods following the transaction will be those of the operating entity – PowerVerde, Inc.

•

We have added a statement of changes in stockholders’ equity from December 31, 2007, showing the adjustments that we recorded to reflect our recapitalization in connection with our February 2008 reverse merger.

•	The Section 302 certification has been revised so as to comply with the language required by Item 601(b)(31) of Regulation S-K.

There are no changes to the original Form 10-Q other than those outlined above. Except as required to reflect the changes noted above, this Amendment No. 1 on Form 10-Q/A does not attempt to modify or update any other disclosures set forth in our Original Form 10-Q. Furthermore, this Amendment No. 1 on Form 10-Q/A does not purport to provide a general update or discussion of any other developments of the Company subsequent to the filing of the Original Form 10-Q.

2

Vyrex Corporation

Index to Form 10-Q/A

Page
PART I	FINANCIAL INFORMATION	1

Item 1.	Financial Statements	1
	Condensed Consolidated Balance Sheets	1
	Condensed Consolidated Statements of Operations	2
	Condensed Consolidated Statement of Changes in Stockholders’ Equity	3
	Condensed Consolidated Statements of Cash Flows	4
Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Item 3.	Quantitative and Qualitative Disclosures about Market Risk
Item 4T.	Controls and Procedures

PART II	OTHER INFORMATION

Item 1.	Legal Proceedings
Item 1A.	Risk Factors
Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds
Item 3.	Defaults upon Senior Securities
Item 4.	Submission of Matters to a Vote of Security Holders
Item 5.	Other Information
Item 6.	Exhibits
Exhibit 31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 32.1	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

PART I FINANCIAL INFORMATION

Item 1.	Financial Statements

Vyrex Corporation and Subsidiary

(A Development Stage Company)

Condensed Consolidated Balance Sheets

March 31, 2008 and December 31, 2007

(Unaudited)

	2008	2007
Assets
Current Assets:
Cash and cash equivalents	$92,176	$160,582
Accounts receivable	11,063	233,131

Total Current Assets	103,239	393,713

Property and Equipment
Property and equipment, net of accumulated depreciation of $1,574 and $914, respectively	10,826	11,487

Total Assets	$114,065	$405,200

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable and accrued expenses	62,660	—

Total Current Liabilities	62,660	—

Stockholders’ Equity
Common stock:
100,000,000 common shares authorized, par value $0.001 per share, 20,350,000 common shares issued and outstanding at December 31, 2007	—	20,350

100,000,000 common shares authorized, par value $0.0001 per share, 25,882,878 common shares issued and outstanding at March 31, 2008	2,589	—
Additional paid-in capital	472,344	659,252
Deficit accumulated during the development stage	(423,528)	(274,402)

Total Stockholders’ Equity	51,405	405,200

Total Liabilities and Stockholders’ Equity	$114,065	$405,200

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

1

Vyrex Corporation and Subsidiary

(A Development Stage Company)

Condensed Consolidated Statements of Operations

For the three months ended March 31, 2008 and

the period from March 9, 2007 (Date of Inception) to March 31, 2007

(Unaudited)

	2008	2007	Cumulative from inception through March 31, 2008
Licensing and Royalty Revenue	$11,063	$—	$11,063

Operating Expenses
Research and development	71,172	—	200,052
General and administrative	89,017	11,574	234,607

Total Operating Expenses	160,189	11,574	434,659

Loss from Operations	(149,126)	(11,574)	(423,596)

Other Income (Expenses)
Interest income	—	—	68

Total Other Income Expense	—	—	68

Loss before Income Taxes	(149,126)	(11,574)	(423,528)

Provision for Income Taxes	—	—	—

Net Loss	$(149,126)	$(11,574)	$(423,528)

Net Loss per Share - Basic and Diluted	$(0.010)	$(0.001)

Weighted Average Common Shares Outstanding - Basic and Diluted	14,410,330	20,029,167

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

2

Vyrex Corporation and Subsidiary

(A Development Stage Company)

Condensed Consolidated Statement of Changes in Stockholders’ Equity

For the three months ended March 31, 2008

(Unaudited)

	Common Shares	Common Stock	Paid in Capital	Deficit Accumulated during the Development Stage	Total Stockholders’ Equity
Balances, December 31, 2007	20,350,000	$20,350	$659,252	$(274,402)	$405,200
Sale of common stock at $.50 per share	50,000	50	24,950	—	25,000

Stockholder Equity of Vyrex

Corporation at merger	1,019,144	102	(479,771)	—	(479,669)

Recapitalization of PowerVerde stockholders’ equity	(20,400,000)	(20,400)	20,400	—	—
Shares issued related to forgiveness of debt and issued for services	275,000	28	249,972		250,000
Shares issued in exchange for PowerVerde shares	24,588,734	2,459	(2,459)	—	—
Net loss for the three month period	—	—	—	(149,126)	(149,126)

Balances, March 31, 2008	25,882,878	$2,589	$472,344	$(423,528)	$51,405

3

Vyrex Corporation and Subsidiary

(A Development Stage Company)

Condensed Consolidated Statements of Cash Flows

For the three months ended March 31, 2008 and the period

from March 9, 2007 (Date of Inception) to March 31, 2007

(Unaudited)

	2008	2007	Cumulative from inception
Cash Flows from Operating Activities
Net loss	$(149,126)	$(11,574)	$(423,528)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation, amortization, and impairment charges	661	—	1,575
Share based compensation	—	—	50,000
Changes in operating assets and liabilities:
Accounts receivable and other assets	(11,063)	—	(11,063)
Accounts payable and accrued liabilities	65,250	11,574	62,660

Cash Used in Operating Activities	(94,278)	—	(320,356)

Cash Flows From Investing Activities
Purchase of fixed assets	—	—	(12,401)
Cash acquired in business acquisition	872	—	872

Cash Provided by (Used in) Investing Activities	872	—	(11,529)

Cash Flows from Financing Activities
Net proceeds from issuance of common stock	25,000	—	700,000
Payment of stock issuance costs	—	—	(45,398)
Payment of merger related transaction costs	—	—	(230,541)

Cash Provided by Financing Activities	25,000	—	424,061

Net Increase (Decrease) in Cash	(68,406)	—	92,176
Cash, at Beginning of Period	160,582	—	—

Cash, at End of Period	$92,176	$—	$92,176

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

4

PowerVerde, Inc. and Subsidiary

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2008

Note 1 – Condensed Consolidated Financial Statements

The accompanying unaudited condensed consolidated financial statements prepared in accordance with instructions for Form 10-Q, include all adjustments (consisting only of normal recurring accruals) which are necessary for a fair presentation of the results for the periods presented. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the Company’s Annual Report for the year ended December 31, 2007. The results of operations for the three months ended March 31, 2008, are not necessarily indicative of the results to be expected for the full year. The consolidated financial statements include the accounts of Vyrex Corporation (the “Company”), and PowerVerde, Inc., its wholly-owned subsidiary. Intercompany balances and transactions have been eliminated in consolidation.

Note 2 – Business Acquisition

On February 11, 2008, Vyrex Corporation (“Vyrex” or the “Company”); PowerVerde, Inc. (“PowerVerde”) and Vyrex Acquisition Corporation (“VAC”), a wholly-owned subsidiary of Vyrex, all Delaware corporations, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, on February 12, 2008, VAC merged with and into PowerVerde, with PowerVerde remaining as the surviving corporation and a wholly-owned subsidiary of Vyrex (the “Merger”). As consideration for the Merger, as of the closing of the Merger, each issued and outstanding share of common stock of PowerVerde was converted into the right to receive 1.2053301 shares of the common stock of Vyrex and each share of VAC was converted into one share of PowerVerde common stock. As a result of the Merger, the former shareholders of PowerVerde hold 24,588,734 shares, or 95%, of the common stock of Vyrex. Pursuant to the Merger Agreement, PowerVerde paid $233,000 in accounts payable and other liabilities owed by Vyrex. The total purchase price of the transaction of $401,894 includes $60,000 of transaction costs related to the Merger.

In addition, immediately prior to execution of the Merger Agreement, Vyrex paid a $200,000 promissory note through the issuance of 250,000 shares of common stock and issued an additional 25,000 shares of common stock as payment for certain consulting and administrative services.

The merger transaction was originally accounted for as a recapitalization of the Company; however, in response to a recent comment letter the Company received from the U.S. Securities and Exchange Commission, the Company has treated this transaction as equivalent to the issuance of stock by PowerVerde for the net monetary assets of the Company, accompanied by a recapitalization of PowerVerde. As a result, these financial statements reflect the accounting for the transaction effected pursuant to the Merger Agreement as a reverse acquisition, except that no good will or other intangibles are recorded.

Under generally accepted accounting principles in the United States of America (“GAAP”), the acquisition of PowerVerde, Inc. has been accounted for as a reverse acquisition and PowerVerde, Inc. has been treated as the acquiring entity for accounting and financial reporting purposes. As a result, the historical financial statements prior to the date of the acquisition, including the development stage disclosures, are those of the accounting acquirer, PowerVerde, Inc.

5

PowerVerde, Inc. and Subsidiary

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2008

The following is a summary of the assets acquired as of February 12, 2008:

Property and equipment, net	$11,486
Cash and cash equivalents	157,277
Accounts receivable	233,131

$401,894

Note 3 – Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of this standard has not had a material effect on the consolidated financial position and results of operations of the Company.

In September 2006, the Financial Accounting Standards Board, (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measures.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption of SFAS No. 157 will have on its future consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“FASB No. 141(R)”). FASB No. 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. FASB No. 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest at their fair values as of the acquisition date. FASB No. 141(R) also requires that acquisition-related costs be recognized separately from the acquisition. FASB No. 141(R) is effective for the Company for fiscal 2010. The Company is currently assessing the impact of FASB No. 141(R) on its consolidated financial position and results of operations.

In December 2007, the FASB issued Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“FASB No. 160”)”. The objective of FASB No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement applies to all entities that prepare consolidated financial statements, except not-for-profit organizations. FASB No. 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also amends certain of ARB 51’s consolidation procedures for consistency with the requirements of FASB No. 141 (R). This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related Statement 141(R). FASB No. 160 will be effective for the Company’s fiscal 2010. This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented.

6

PowerVerde, Inc. and Subsidiary

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2008

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). SFAS No. 161 amends and expands the disclosure requirement for FASB Statement No. 133, “Derivative Instruments and Hedging Activities” (“SFAS No. 133”). It requires enhanced disclosure about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for the Company as of January 1, 2009.

7

Exhibit 31.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, George Konrad, certify that:

1.	I have reviewed this report on Form 10-Q of PowerVerde, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3.	Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report.

4.	I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and I have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially effected, or is reasonably likely to materially effect, the Registrant’s internal control over financial reporting.

5.	I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s board of directors (or persons performing the equivalent function):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

Exhibit 31.1 – Page 1

PowerVerde, Inc. and Subsidiary

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2008

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: August , 2008	/s/ George Konrad
George Konrad, Principal Executive Officer

Exhibit 31.1 – Page 2

Exhibit 31.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, George Konrad, certify that:

1.	I have reviewed this report on Form 10-Q of PowerVerde, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3.	Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report.

4.	I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and I have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially effected, or is reasonably likely to materially effect, the Registrant’s internal control over financial reporting.

5.	I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s board of directors (or persons performing the equivalent function):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

Exhibit 31.2 – Page 1

PowerVerde, Inc. and Subsidiary

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2008

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: August , 2008	/s/ George Konrad
George Konrad, Principal Accounting Officer

Exhibit 31.2 – Page 2

DRAFT September 18, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 10-Q/A

(Amendment No. 1)

☒	Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Quarterly Period ended June 30, 2008

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 000-27866

POWERVERDE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	88-0271109
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

21615 N. 2nd Avenue, Phoenix, Arizona 85027

(Address of principal executive offices)

(623) 780-3321

(Registrant’s telephone number including area code)

Vyrex Corporation

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

☐	Large accelerated filer	☐	Accelerated filer
☐	Non-accelerated filer	☒	Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐    Yes    ☒  No

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date: As of August 18, 2008, the issuer had 25,882,878 shares of common stock outstanding.

Explanatory Note

The purpose of this Amendment No. 1 on Form 10-Q/A is to respond to comments received from the U.S. Securities and Exchange Commission’s Division of Corporation Finance in its letter dated August 20, 2008 regarding our previously filed Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, filed with the U.S. Securities and Exchange Commission on August 19, 2008 (“Original Form 10-Q”). This amendment amends the following:

•

These financial statements have been revised to reconcile amounts shown as deficit accumulated during the development stage shown on our balance sheet with our net loss since inception shown on the income statement. In this regard, in connection with the recapitalization we eliminated the additional paid-in capital and retained earnings of the accounting target (Vyrex Corporation).

•

We have added a statement of changes in stockholders’ equity from December 31, 2007, showing the adjustments that we recorded to reflect our recapitalization in connection with our February 2008 reverse merger.

There are no changes to the original Form 10-Q other than those outlined above. Except as required to reflect the changes noted above, this Amendment No. 1 on Form 10-Q/A does not attempt to modify or update any other disclosures set forth in our Original Form 10-Q. Furthermore, this Amendment No. 1 on Form 10-Q/A does not purport to provide a general update or discussion of any other developments of the Company subsequent to the filing of the Original Form 10-Q.

PowerVerde, Inc.

Index to Form 10-Q

		Page
PART I	FINANCIAL INFORMATION	1

Item 1.	Financial Statements	1
	Condensed Consolidated Balance Sheets	1
	Condensed Consolidated Statements of Operations	2
	Condensed Consolidated Statements of Changes in Stockholders’ Equity	3
	Condensed Consolidated Statements of Cash Flows	4
	Notes to Unaudited Condensed Consolidated Financial Statements	5
Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Item 3.	Quantitative and Qualitative Disclosures about Market Risk
Item 4T.	Controls and Procedures

PART II	OTHER INFORMATION

Item 1.	Legal Proceedings
Item 1A.	Risk Factors
Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds
Item 3.	Defaults upon Senior Securities
Item 4.	Submission of Matters to a Vote of Security Holders
Item 5.	Other Information
Item 6.	Exhibits

SIGNATURES

3

PART I FINANCIAL INFORMATION

Item 1.	Financial Statements

PowerVerde, Inc. and Subsidiary

(A Development Stage Company)

Condensed Consolidated Balance Sheets

June 30, 2008 and December 31, 2007

(Unaudited)

	June 30, 2008	December 31, 2007
Assets
Current Assets:
Cash and cash equivalents	$18,711	$160,582
Accounts receivable	3,237	233,131

Total Current Assets	21,948	393,713

Property and Equipment
Property and equipment, net of accumulated depreciation of $2,244 and $914, respectively	10,157	11,487

Total Assets	$32,105	$405,200

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable and accrued expenses	50,509	—
Notes payable	72,500	—

Total Current Liabilities	123,009	—

Stockholders’ Equity
Common stock:
100,000,000 common shares authorized, par value $0.001 per share, 20,350,000 common shares issued and outstanding at December 31, 2007	—	20,350
100,000,000 common shares authorized, par value $0.0001 per share, 25,882,878 common shares issued and outstanding at June 30, 2008	2,589	—
Additional paid-in capital	472,344	659,252
Deficit accumulated during the development stage	(565,837)	(274,402)

Total Stockholders’ Equity	(90,904)	405,200

Total Liabilities and Stockholders’ Equity	$32,105	$405,200

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

1

PowerVerde, Inc. and Subsidiary

(A Development Stage Company)

Condensed Consolidated Statements of Operations

For the three months and six months ended June 30, 2008 and 2007, and the period from March 9, 2007 (Date of Inception) to June 30, 2008

(Unaudited)

	Three months ended June 30,		Six months ended June 30,		Cumulative from inception through June 30, 2008
	2008	2007	2008	2007
Licensing and Royalty Revenue	$3,236	$—	$14,299	$—	$14,299

Operating Expenses
Research and development	70,866	2,800	142,038	2,800	270,918
General and administrative	81,412	1,298	170,429	12,872	316,019

Total Operating Expenses	152,278	4,098	312,467	15,672	586,937

Loss from Operations	(149,042)	(4,098)	(298,168)	(15,672)	(572,638)

Other Income (Expenses)
Interest income	—	—	—	—	68
Other income	7,500	—	7,500	—	7,500
Interest expense	(767)	—	(767)	—	(767)

Total Other Income (Expense)	6,733	—	6,733	—	6,801

Loss before Income Taxes	(142,309)	(4,098)	(291,435)	(15,672)	(565,837)

Provision for Income Taxes	—	—	—	—	—

Net Loss	$(142,309)	$(4,098)	$(291,435)	$(15,672)	$(565,837)

Net Loss per Share - Basic and Diluted	$(0.010)	$(0.000)	$(0.020)	$(0.001)	$(565,837)

Weighted Average Common Shares Outstanding - Basic and Diluted	14,410,330	20,029,167	14,410,330	20,029,167

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

2

PowerVerde, Inc. and Subsidiary

(A Development Stage Company)

Condensed Consolidated Statement of Changes in Stockholders’ Equity

For the three months ended June 30, 2008

(Unaudited)

	Common Shares	Common Stock	Paid in Capital	Deficit Accumulated during the Development Stage	Total Stockholders’ Equity
Balances, December 31, 2007	20,350,000	$20,350	$659,252	$(274,402)	$405,200
Sale of common stock at $.50 per share	50,000	50	24,950	—	25,000
Stockholder Equity of Vyrex Corporation at merger	1,019,144	102	(479,771)	—	(479,669)
Recapitalization of PowerVerde stockholders’ equity	(20,400,000)	(20,400)	20,400	—	—
Shares issued related to forgiveness and issued for services	275,000	28	249,972		250,000
Shares issued in exchange for PowerVerde shares	24,588,734	2,459	(2,459)	—	—
Net loss for the six months	—	—	—	(291,435)	(291,435)

Balances, June 30, 2008	25,882,878	$2,589	$472,344	$(565,837)	$(90,904)

3

PowerVerde, Inc. and Subsidiary

(A Development Stage Company)

Condensed Consolidated Statements of Cash Flows

For the six months ended June 30, 2008 and 2007, and the period from March 9, 2007 (Date of Inception) to June 30, 2008

(Unaudited)

	2008	2007	Cumulative from inception through June 30, 2008
Cash Flows from Operating Activities
Net loss	$(291,435)	$(15,672)	$(565,837)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation, amortization, and impairment charges	1,330	41	2,244
Share based compensation	—	—	50,000
Changes in operating assets and liabilities:
Accounts receivable and other assets	(3,237)	—	(3,237)
Accounts payable and accrued liabilities	53,099	13,075	50,509

Cash Used in Operating Activities	(240,243)	(2,556)	(466,321)

Cash Flows From Investing Activities
Purchase of fixed assets	—	(1,501)	(12,401)
Cash acquired in business acquisition	872	—	872

Cash Provided by (Used in) Investing Activities	872	(1,501)	(11,529)

Cash Flows from Financing Activities
Net proceeds from issuance of common stock	25,000	25,000	700,000
Proceeds from notes payable	72,500	—	72,500
Payment of stock issuance costs	—	—	(45,398)
Payment of merger related transaction costs	—	—	(230,541)

Cash Provided by Financing Activities	97,500	25,000	496,561

Net Increase (Decrease) in Cash	(141,871)	20,943	18,711
Cash, at Beginning of Period	160,582	—	—

Cash, at End of Period	$18,711	$20,943	$18,711

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

4

PowerVerde, Inc. and Subsidiary

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2008

Note 1 – Condensed Consolidated Financial Statements

The accompanying unaudited condensed consolidated financial statements prepared in accordance with instructions for Form 10-Q, include all adjustments (consisting only of normal recurring accruals) which are necessary for a fair presentation of the results for the periods presented. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the Company’s Annual Report for the year ended December 31, 2007. The results of operations for the three months ended June 30, 2008, are not necessarily indicative of the results to be expected for the full year. The consolidated financial statements include the accounts of PowerVerde, Inc., formerly known as Vyrex Corporation (the “Company”), and PowerVerde Systems, Inc., formerly known as PowerVerde, Inc., its wholly-owned subsidiary. Intercompany balances and transactions have been eliminated in consolidation.

Note 2 – Business Acquisition

On February 11, 2008, the Company, then known as Vyrex Corporation; PowerVerde Systems, Inc., formerly known as PowerVerde, Inc. (“PowerVerde”); and Vyrex Acquisition Corporation (“VAC”), a wholly-owned subsidiary of the Company, all Delaware corporations, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, on February 12, 2008, VAC merged with and into PowerVerde, with PowerVerde remaining as the surviving corporation and a wholly-owned subsidiary of the Company (the “Merger”). As consideration for the Merger, as of the closing of the Merger, each issued and outstanding share of common stock of PowerVerde was converted into the right to receive 1.2053301 shares of the common stock of the Company and each share of VAC was converted into one share of PowerVerde common stock. As a result of the Merger, the former shareholders of PowerVerde hold 24,588,734 shares, or 95%, of the common stock of the Company. Pursuant to the Merger Agreement, PowerVerde paid $233,000 in accounts payable and other liabilities owed by the Company. The total purchase price of the transaction of $401,894 includes $60,000 of transaction costs related to the Merger.

In addition, immediately prior to execution of the Merger Agreement, the Company paid a $250,000 promissory note, which included $50,000 of accrued interest, through the issuance of 250,000 shares of common stock and issued an additional 25,000 shares of common stock as payment for certain consulting and administrative services.

The merger transaction was originally accounted for as a recapitalization of the Company; however, in response to a recent comment letter the Company received from the U.S. Securities and Exchange Commission, the Company has treated this transaction as equivalent to the issuance of stock by PowerVerde for the net monetary assets of the Company, accompanied by a recapitalization of PowerVerde. As a result, these financial statements reflect the accounting for the transaction effected pursuant to the Merger Agreement as a reverse acquisition, except that no good will or other intangibles are recorded.

On August 6, 2008, we held a meeting of our stockholders. At this meeting, our stockholders approved (i) the change of the Company’s name to “PowerVerde, Inc.” and (ii) the Amended and Restated Certificate of Incorporation filed as an exhibit to this Report. Immediately prior to the filing of the Certificate changing our name, we changed the name of our operating subsidiary from “PowerVerde, Inc.” to “PowerVerde Systems, Inc.”

5

PowerVerde, Inc. and Subsidiary

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2008

Under generally accepted accounting principles in the United States of America (“GAAP”), the acquisition of PowerVerde, Inc. has been accounted for as a reverse acquisition and PowerVerde, Inc. has been treated as the acquiring entity for accounting and financial reporting purposes. As a result, the historical financial statements prior to the date of the acquisition, including the development stage disclosures, are those of the accounting acquirer, PowerVerde, Inc.

The following is a summary of the assets acquired as of February 12, 2008:

Property and equipment, net	$11,486
Cash and cash equivalents	157,277
Accounts receivable	233,131

$401,894

Note 3 – Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measures.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The adoption of this standard has not had a material effect on the consolidated financial position and results of operations of the Company.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of this standard has not had a material effect on the consolidated financial position and results of operations of the Company.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“FASB No. 141(R)”). FASB No. 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. FASB No. 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest at their fair values as of the acquisition date. FASB No. 141(R) also requires that acquisition-related costs be recognized separately from the acquisition. FASB No. 141(R) is effective for the Company for fiscal 2010. The Company is currently assessing the impact of FASB No. 141(R) on its consolidated financial position and results of operations.

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PowerVerde, Inc. and Subsidiary

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2008

In December 2007, the FASB issued Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“FASB No. 160”)”. The objective of FASB No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement applies to all entities that prepare consolidated financial statements, except not-for-profit organizations. FASB No. 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also amends certain of ARB 51’s consolidation procedures for consistency with the requirements of FASB No. 141 (R). This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related Statement 141(R). FASB No. 160 will be effective for the Company’s fiscal 2010. This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). SFAS No. 161 amends and expands the disclosure requirement for FASB Statement No. 133, “Derivative Instruments and Hedging Activities” (“SFAS No. 133”). It requires enhanced disclosure about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for the Company as of January 1, 2009.

Note 4 – Notes Payable

In the second and third quarters of 2008, the Company completed an offering of $250,000 in principal amount of Series A Promissory Notes. Of these notes, $72,500 are due on May 30, 2009 and $177,500 are due on June 30, 2009. The Notes are due May 30, 2009 and bear interest at the rate of 10% per annum. This resulted in gross proceeds to the Company of $72,500 as of June 30, 2008 and $177,500 in the third quarter. In consideration for the purchase of the Series A Promissory Notes, each investor received three-year warrants to purchase shares of the Company’s common stock at an exercise price of $1.50 per share (25,000 shares for each $25,000 invested).

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